FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **June**, 2002

MDS INC.
(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release dated June 19, 2002
2.	Notice of Intention to make a Normal Course Issuer Bid

Document 1

MDS INC. NORMAL COURSE ISSUER BID

TORONTO, June 19, 2002... MDS Inc. ("MDS" or the "Corporation") (TSX: MDS; NYSE: MDZ) announced today it has filed a Notice of Intention to Make a Normal Course Issuer Bid to purchase up to 6,000,000 Common Shares from time to time during the next 12 months, if deemed appropriate by its Chief Executive Officer and Chief Financial Officer of the Corporation. This will replace a Normal Course Issuer Bid which will expire on June 20, 2002 and under which, purchases totalled 134,700 Common Shares at an Average Price of $18.3460.

There are presently 140,003,830 Common Shares issued and outstanding. Under the new Bid, MDS may, through the facilities of the Toronto Stock Exchange, purchase up to a maximum of 6,000,000 Common Shares, being less than 5% of the issued and outstanding Common Shares, for cancellation. To the best of its knowledge and belief, after reasonable enquiry, no director, senior officer, associate of a director or senior officer of the Corporation, person acting jointly or in concert with the Corporation, or person holding 10% or more of MDS Common Shares intends to dispose of shares under this normal course issuer bid.

The Corporation has determined that any purchase by MDS of its outstanding shares is an economically worthwhile investment based on the underlying values and earnings of MDS.

Purchases may begin June 21, 2002 and will end no later than June 20, 2003.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company that is focused on fighting disease in numerous ways. Its products and services include: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research and clinical development services for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on four continents. Detailed information about MDS Inc. is available on the web at www.mdsintl.com.

For further information
Sharon Mathers
Vice President, Investor Relations & Corporate Communications
(416) 675-6777 ext. 2695
smathers@mdsintl.com

-30-

Document 2

NOTICE OF INTENTION
TO MAKE A
NORMAL COURSE ISSUER BID

Name of Issuer:	MDS Inc. ("MDS" or the "Corporation")
Shares Sought:	6,000,000 Common Shares which is less than the greater of: 7,000,192 Common Shares being 5% of the outstanding shares; or 11,570,000 Common Shares being 10% of the public float Currently MDS has 140,003,830 Common Shares outstanding
OR	6,000,000 Common Shares which is less than 5% of the 140,003,830 Common Shares currently outstanding
Term:	Purchases pursuant to the new bid may begin June 21, 2002 and will end no later than June 20, 2003.
Method of Acquisition:	At the discretion of the Chief Executive Officer and the Chief Financial Officer, it is the intention of the Corporation to purchase, from time to time, during the term of the bid, up to a maximum of 6,000,000 Common Shares of the Corporation for cancellation. Purchases will be effected through the facilities of The Toronto Stock Exchange (the "Exchange") only and payment will be made in accordance with the by-laws and rules of the Exchange. The price that MDS will pay for any shares acquired will be the market price of the shares at the time of acquisition. Purchases will be made by means of open market transactions during the term of this issuer bid.
Restrictions:	The Corporation has one class of common shares. Except as herein mentioned, there are no restrictions on the bid.
Reasons:	MDS believes that at current share prices any purchase of MDS shares would be an economically worthwhile investment for MDS.
Persons Acting Jointly or in Concert with MDS:	There are no persons acting jointly or in concert with MDS.
Insiders:	No director or senior officer of the Corporation, and after reasonable enquiry, no associate of a director or senior officer of the Corporation, person acting jointly or in concert with the Corporation, or person holding 10% or more of MDS Common Shares, intends to dispose of shares under this Normal Course Issuer Bid.
Material Changes:	There are no undisclosed material changes and no plans or proposals for material changes in the affairs of MDS.

Previous Purchases:	MDS received approval to begin purchases under a Normal Course Issuer Bid beginning June 21, 2001 and ending June 20, 2002. The attached "Schedule A" lists all individual purchases.

The following purchases were made pursuant to this bid up to :

Total Purchased	Average Price
134,700	18.3460

Valuation:	There has been no independent appraisal or valuation or a material non-independent appraisal or valuation known to the directors or officers of the Corporation regarding MDS, its material assets or securities, prepared within the two years preceding this Notice.

As authorized by the Board of Directors of the Corporation, we hereby certify that this Notice is complete and accurate and in compliance with Part 6-501 of the Rules and the Policy Statement for Normal Course Issuer Bids of The Toronto Stock Exchange. This Notice contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated June 17, 2002.

Peter E. Brent
Sr. Vice-President & General Counsel
and Corporate Secretary

Peter D. Winkley
Vice-President Finance

SCHEDULE "A"

The following purchases were made pursuant to the previous bid:

Summary of Purchases June 21,2001 - June 20, 2002		
Month	**Total Shares**	**Av. Price**
June	17,600	$ 17.2949
July	20,600	$ 17.4692
August	15,600	$ 18.6740
September	22,400	$ 17.8563
October	10,200	$ 18.4853
November	31,300	$ 19.9632
December	17,000	$ 18.6794
January	-	$ -
February	-	$ -
March	-	$ -
April	-	$ -
May		
June		
Total/Av. PP	134,700	$ 18.3460

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **June 19, 2002**

MDS INC.

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary